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INVEST IN JUKED
JUKED x WEFUNDER

Announcing Juked's Community Crowdfunding

Today's an exciting day for us at Juked, because today we are officially launching our community crowdfunding round via Wefunder! ��

If you believe in our vision of building a more inclusive home for esports fans and gamers, this is your chance contribute to our success as a company and invest in Juked for as low as $100.

If this sounds interesting, we invite you to check out our campaign page at wefunder.com/juked and ask any questions you might have about the round via the Q&A section on that page.

Check out Juked on Wefunder

Why crowdfunding?

We at Juked love platforms like Wefunder because it allows anyone—not just millionaires and fancy VCs—to invest in startups like ourselves. Here are some quotes from our founding team:

Ben Goldhaber, co-founder & CEO:

“While the current macroeconomic conditions have greatly impacted venture capital investing, crowdfunding is on track for its best year yet. Community is in our DNA as founders and as a business, so crowdfunding is both a phenomenal funding route and a perfect fit for what we’re building at Juked.”

Chris Chan, co-founder & COO:

"I believe fans and their passion are the foundation of esports and what powers the industry. Building more products and technology to nurture and foster the growth of this community is a personal passion of mine and what I ultimately believe will break esports and even gaming through any perceived ceilings."


INVEST IN
JUKED x WEFUNDER

Our pitch to investors: Juked is a social network for gamers and esports fan, a market of 1.5 billion+ people around the globe

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**Our raise is currently in “testing the waters” mode while we finalize our paperwork and SEC filings, so you’ll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you’ll be able to confirm your investment.*

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
Juked
9012 S 6th Ave
Inglewood, CA 90305

FishStix - Ben 07/05/2022

@everyone **HUGE NEWS: WE'RE LAUNCHING OUR SECOND CROWDFUNDING CAMPAIGN via Wefunder! ANYONE can now invest in Juked for as low as $100 at https://wefunder.com/juked, starting today**

Today's an exciting day for us at Juked, because today we are officially launching our community crowdfunding round via Wefunder!

If you believe in our vision of building a more inclusive home for esports fans and gamers, this is your chance to contribute to our success as a company and invest in Juked for as low as $100.

If this sounds interesting, we invite you to check out our campaign page at https://wefunder.com/juked and ask any questions you might have about the round via the Q&A section on that page.

Why crowdfunding?

We at Juked love platforms like Wefunder because it allows anyone—not just millionaires and fancy VCs—to invest in startups like ourselves. Also, inflation and global macroeconomic conditions have led to an environment where VC fundraising has slowed to a fraction of pre-crisis levels. This is both a fundraising route that fits with our DNA, AND the best route forward for us as a company.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Juked on Wefunder

Invest in Juked: The social network for gamers and esports fans

The social network for gamers and esports fans


JUKED
THE NEW HOME FOR ESPORTS FANS
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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.